Exhibit 99.1

For Immediate Release	Wednesday, March 28th, 2007

Celestica Appoints Interim Chief Financial Officer

TORONTO, Ontario Celestica Inc. (NYSE, TSX: CLS), a global provider of innovative electronics manufacturing services (EMS), today announced that Paul Nicoletti, Celestica’s Senior Vice President, Finance, has been appointed interim Chief Financial Officer (CFO).  Anthony (Tony) Puppi, the company’s Executive Vice President and CFO will retire on April 1, 2007.  Mr. Puppi’s intent to retire was announced in January, in conjunction with Celestica’s fourth-quarter and year-end financial results.

A search is currently underway to select a permanent replacement for Mr. Puppi. Both internal and external candidates are being considered for the position.

Mr. Nicoletti has been with Celestica since the company’s inception. Prior to his current position, he was the Vice President, Global Financial Operations.

About Celestica

Celestica is dedicated to providing innovative electronics manufacturing services that accelerate our customers’ success.  Through our efficient global manufacturing and supply chain network in Asia, Europe and the Americas, we deliver competitive advantage to companies in the computing, communications, consumer, industrial, and aerospace and defense sectors. Our 42,000 employees share a proud history of proven expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

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Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially.  Such statements are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “believes”, “intends”, or future or conditional verbs such as “may”, “will”, “should” and “would”.  These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process.  These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains all material information associated with this event.

Investor Relations Contact	Media Contact
Donna Singh	Laurie Flanagan
clsir@celestica.com	media@celestica.com
416-448-2211	416-448-2200